EXHIBIT 99.2

FSD PHARMA INC.

199 Bay St., Suite 4000

Toronto, Ontario M5L 1A9

NOTICEOFANNUALGENERALANDSPECIAL

MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting of the shareholders (“Shareholders”) of FSD Pharma Inc. (the “Company”) will be held in person at the offices of Garfinkle Biderman LLP, 1 Adelaide Street East, Suite 801, Toronto Ontario M5C 2V9 on Monday, July 22, 2024 at 1:00 p.m. (Toronto/New York time) subject to any adjournments or postponements thereof (the “Meeting”), for the following purposes:

1.	to receive and consider the audited consolidated annual financial statements of the Company for the financial years ended December 31, 2023 and 2022, together with the reports of the auditor thereon (the “Financial Statements”);

2.	to elect directors to the board of directors of the Company (the “Board”) for the ensuing year, as more particularly set forth in the accompanying management information circular dated July 10, 2024, and prepared for the purpose of the Meeting (the “Circular”);

3.	to re-appoint MNP LLP as the auditor of the Company for the ensuing year and to authorize the Board to fix the remuneration of the auditor, as more particularly set forth in the Circular;

4.	to consider and, if deemed advisable, to pass with or without variation, a special resolution providing for the consolidation of the Company’s issued and outstanding class A multiple voting shares (the “MVS”) and class B subordinate voting shares (the “Class B Subordinate Voting Shares”) at such a consolidation ratio to be determined by the Board, in its sole discretion, at such a consolidation ratio, of up to one hundred (100) pre-consolidation MVS and Class B Subordinate Voting Shares for one (1) post-consolidation MVS and Class B Subordinate Voting Shares;

5.	to consider and, if deemed advisable, to pass, with or without variation, a special resolution approving a change in the name of the Company to be such name as determined by the Board in its sole discretion;

6.	the holders of Class B Subordinate Voting Shares, exclusive of Class B Subordinate Voting Shares held by holders of MVS, will be asked to consider and, if deemed advisable, to pass, with or without variation, a special resolution approving and ratifying the Company’s articles of amendment which were filed on February 3, 2020, expanding the definition of “Permitted Holders” under the Company’s articles, as further described in the Circular;

7.	the holders of Class B Subordinate Voting Shares, exclusive of Class B Subordinate Voting Shares held by holders of MVS, will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution authorizing the Board to approve, in its sole discretion, the issuance of additional MVS up to the maximum number permitted by the applicable regulatory authorities, as further described in the Circular; and

8.	to transact such further and other business as may properly be brought before the Meeting or any adjournment(s) thereof.

1 | Page

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy, are set forth in the Circular.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is June 12, 2024 (the “Record Date”). Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

Only registered Shareholders (“Registered Shareholders”) and duly appointed proxyholders (including non-registered (beneficial) Shareholders who have appointed themselves as proxyholder) will be entitled to attend, participate and vote at the Meeting.

This notice of meeting (“Notice of Meeting”) should be read together with the Circular and form of proxy (the “Form of Proxy”) or a voting instruction form (“VIF”), as applicable.

Notice-and-Access

This year, the Company has elected to use for the Meeting the notice-and-access provisions under National Instrument 54- 101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54- 101”) and National Instrument 51- 102 – Continuous Disclosure Obligations (together with NI 54-101, the “Notice-and-Access Provisions”) of the Canadian Securities Administrators (the “CSA”). The Notice-and- Access Provisions are a set of rules developed by the CSA that reduce the volume of materials that must be physically mailed to the Shareholders by allowing the Company to post its Circular and any additional materials online. Shareholders who would like more information about the Notice-and-Access Provisions may contact the Company’s transfer agent, Marrelli Trust Company Limited, at 1 (416) 361-0737 or over e-mail at info@marrellitrust.ca. Please see the section entitled “Notice-and-Access” in the accompanying Circular.

The Circular and all additional materials have been posted under the Company’s SEDAR+ profile at www.sedarplus.ca and https://www.fsdpharma.com/financial-results. All Shareholders of record as of the Record Date, will receive a notice and access notification containing instructions on how to access the Circular and all additional materials.

2 | Page

Shareholders are reminded to carefully review the Circular and any additional materials prior to voting on the matters being transacted at the Meeting. Copies of: (i) this Notice of Meeting; (ii) the Circular; (iii) the Form of Proxy or VIF; and (iv) the Financial Statements and accompanying management discussion an analysis, may be obtained free of charge by emailing info@marrellitrust.ca or info@fsdpharma.com, or by calling 1-844-682-5888 within North America or 1-416-361-0737 outside of North America. In order to ensure that a paper copy of the Circular and additional materials can be delivered and additional materials can be delivered to a Shareholder in time for such Shareholder to review the Circular and return a Form of Proxy (or a VIF) prior to the deadline to receive proxies, it is strongly suggested that Shareholders ensure their request is received no later than July 2, 2024.

If you are not a Registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the voting instruction form in accordance with the instructions provided to you by your broker or by the other intermediary.

Voting and Attending the Meeting

Shareholders are entitled to vote at the Meeting either in person or by proxy, as described in the Circular under the heading “General Proxy Information”. Only Registered Shareholders, or the persons they duly appoint as their proxies, are entitled to attend and vote at the Meeting. For information with respect to Shareholders who own their shares in the capital of the Company through an intermediary, see “General Proxy Information” and “Beneficial Shareholders” in the Circular.

Dated at Toronto, Ontario this 10th day of June, 2024.

BY ORDER OF THE BOARD

(signed) “Anthony Durkacz”

Anthony Durkacz

Co-Founder, Co-Executive Chairman & Director

3 | Page